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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F  [x]                 Form 40-F  [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes  [  ]                      No   [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- ______.)


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GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Contents

1. Press release announcing GigaMedia Limited's fourth quarter and full year 2003 consolidated operating and financial results (attached hereto as Exhibit 99.1).


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GigaMedia Limited
                                        (Registrant)

Date: April 13, 2004                    By: /s/ Joseph Shea
                                        ----------------------------------------
                                        (Signature)
                                        Name: Joseph Shea
                                        Title: Chief Financial Officer